ETF Series Solutions
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 23, 2012

VIA EDGAR TRANSMISSION

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549

Re:
ACCELERATION OF EFFECTIVENESS REQUEST
ETF Series Solutions (the “Trust”)
File Nos.: 333-179562 and 811-22668
AlphaClone Alternative Alpha ETF, S000036971
The Zacks Sustainable Dividend ETF, S000036972
The Zacks MLP ETF, S000036973

Dear Mr. Grzeskiewicz:

On behalf of the Trust and its new series, AlphaClone Alternative Alpha ETF, The Zacks Sustainable Dividend ETF and The Zacks MLP ETF (the “Funds”), we hereby request acceleration of the registration statement filed on May 23, 2012 on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”), as Pre-Effective Amendment No. 1 (the “Amendment”), and the Investment Company Act of 1940, as amended (the “1940  Act”), as Amendment No. 1, so the registration statement on Form N-1A would be declared effective no later than May 25, 2012.

Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Quasar Distributors, LLC, the Funds’ principal underwriter, requesting that effectiveness of the Amendment to the registration statement be accelerated to Friday, May 25, 2012 or as soon as practicable thereafter.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
ETF Series Solutions

QUASAR DISTRIBUTORS, LLC

May 23, 2012

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

ETF Series Solutions Trust

REQUEST FOR ACCELERATION.   As the principal underwriter of AlphaClone Alternative Alpha ETF, The Zacks Sustainable Dividend ETF and The Zacks MLP ETF (the “Funds”), and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Funds on May 23, 2012 be accelerated to Friday, May 25, 2012 or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

/s/ Susan L. LaFond
Susan L. LaFond
Treasurer
615 East Michigan Street
Milwaukee, WI  53202